SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FRISCH’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

358748101

(CUSIP Number)

James R. Cummins, Esq.

Waite, Schneider, Bayless & Chesley Co., L.P.A.

1513 Fourth & Vine Tower

One West Fourth Street

Cincinnati, Ohio 45202

(513) 621-0267

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101

1.	Name of Reporting Persons. Craig F. Maier and Karen F. Maier, Co-Trustees of the Trust Established Under Item X.B(a) of the Will of David Frisch, Deceased
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 764,197
9. Sole Dispositive Power 0
10. Shared Dispositive Power 764,197

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 764,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 15%*
14.	Type of Reporting Person (See Instructions) OO
*	Based on information set forth on the Form 10-K of Frisch’s Restaurants, Inc. as filed with the Securities and Exchange Commission on July 31, 2009, there were 5,102,641 shares of common stock, no par value, of the Company issued and outstanding as of July 24, 2009.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Shares”), of Frisch’s Restaurants, Inc. (the “Company”), an Ohio corporation. The address of the principal executive offices of the Company is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2.	Identity and Background

Craig F. Maier and Karen F. Maier are Co-Trustees of the Trust established under Item X.B(a) of the Will of David Frisch, deceased (the “David Frisch Trust”).

CRAIG F. MAIER

a.	Craig F. Maier

b.	2800 Gilbert Avenue, Cincinnati, Ohio 45206

c.	Mr. Maier is the President and Chief Executive Officer and a Director of Frisch’s Restaurants, Inc.

d.	Mr. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

e.	Mr. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Maier is a United States citizen.

KAREN F. MAIER

a.	Karen F. Maier

b.	2800 Gilbert Avenue, Cincinnati, Ohio 45206

c.	Ms. Maier is the Vice President of Marketing and a Director of Frisch’s Restaurants, Inc.

d.	Ms. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	Ms. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Ms. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Ms. Maier is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

As reported on the initial Schedule 13D, the Shares owned by the David Frisch Trust were acquired through the bequest of David Frisch, the grandfather of Craig F. Maier and Karen F. Maier, and by purchases with trust assets.

This First Amendment to the Schedule 13D is being filed to report the termination of the Voting Trust Agreement dated June 26, 1997, as described in response to Item 4 below. No funds or other consideration were exchanged in connection with the termination of the Voting Trust Agreement.

Item 4.	Purpose of Transaction

As reported in the initial Schedule 13D, the David Frisch Trust maintains its Share position as a long-term investment in Frisch’s. The David Frisch Trust intends to continually review its investment in the Shares and take such action with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional Shares and disposing of Shares.

In the initial Schedule 13D, it was reported that sole voting power over all of the Shares owned by the David Frisch Trust was given to Blanche F. Maier as Voting Trustee pursuant to a Voting Trust Agreement dated June 26, 1997, which was attached as an exhibit to the initial Schedule 13D. Blanche F. Maier died on September 1, 2009. Upon her death, the Voting Trust Agreement automatically terminated and Craig F. Maier and Karen F. Maier assumed shared voting power over all Shares owned by the David Frisch Trust.

Except as described herein, the David Frisch Trust has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Based on information set forth in the Form 10-K of the Company for the fiscal year ended June 2, 2009, as filed with the Securities and Exchange Commission on July 31, 2009, there were 5,102,641 Shares of the Company issued and outstanding as of July 24, 2009. Accordingly, as of July 24, 2009 (the “Reporting Date”), for the purposes of Reg. Section 240.13d-3, the David Frisch Trust is deemed to beneficially own 764,197 Shares, or approximately 15% of the Shares deemed issued and outstanding as of the Reporting Date.

(b) As Co-Trustees, Craig F. Maier and Karen F. Maier share the power to vote and to direct the disposition of the Shares held by the Trust. See response to Item 2 for information regarding Mr. Maier and Ms. Maier.

(c) The David Frisch Trust did not engage in any transactions in the Shares of the Company in the last 60 days or since the last Schedule 13D filing by the David Frisch Trust.

(d) Craig F. Maier and Karen F. Maier serve as Co-Trustees of the David Frisch Trust, therefore, they each share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the David Frisch Trust.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Craig F. Maier is the brother of Karen F. Maier. The David Frisch Trust does not affirm the existence of a group.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2009	David Frisch Trust

/s/ Craig F. Maier
Craig F. Maier, Co-Trustee

/s/ Karen F. Maier
Karen F. Maier, Co-Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). 33993

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